UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-39519

Vitru Limited

(Exact name of registrant as specified in its charter)

Rodovia José Carlos Daux, 5500, Torre Jurerê A,

2nd floor, Saco Grande, Florianópolis, State of

Santa Catarina, 88032-005, Brazil

+55 (47) 3281-9500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

EXPLANATORY NOTE

We are amending our Report of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission on August 10, 2023 (the “Original Filing”) to provide a revised version of our unaudited interim condensed consolidated financial statements for the six months periods ended June 30, 2023 and 2022 included in the Original Filing to make the financial statements more understandable to the end user, as described in Note 2 “Basis of preparation of the unaudited interim condensed consolidated financial statements.” Other than the set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Original Filling.

TABLE OF CONTENTS

Exhibit No.	Description
99.1	Unaudited interim condensed consolidated statements for the six months periods ended June 30, 2023 and 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vitru Limited

By:	/s/ Carlos Henrique Boquimpani de Freitas
Name:	Carlos Henrique Boquimpani de Freitas
Title:	Chief Financial and Investor Relations Officer

Date: September 5, 2023